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                                                                     Page 7 of 9

                                                                       EXHIBIT 8

                                                           July 11, 2002


Mr. Benjamin J. Brant
7553 S. Gartner Road
Evergreen, CO   80439

     Re:  Stock Option and Right of First Refusal Agreement
          (the "Option Agreement") dated as of May 2, 2002
          between Environmental Power Corporation ("EPC")
          and Benjamin J. Brant ("Brant")
          -------------------------------------------------

Dear Benjamin:

     Reference is made to the Option Agreement. Capitalized terms used in this letter agreement without definition shall have the definitions contained in the Option Agreement.

     EPC understands that Brant would like to encourage purchase of a substantial portion or all of the Option Shares over the short term and is willing to provide inducements therefor. On its part, EPC is interested in seeking to arrange for the purchase by EPC and/or designees of EPC of a substantial portion or all of the remaining Option Shares on the modified terms provided herein.

     This letter agreement confirms EPC's and Brant's agreement to the following terms:

     (a) During the sixty day period (the "Special Period") commencing on the date of Brant's agreement to the terms of this letter agreement, EPC and/or its designee(s) may exercise the Option to purchase between one million and all of the then remaining Option Shares at a reduced purchase price equal to $0.25 per Option Share. Furthermore, during the Special Period, Brant agrees that EPC and/or its designee(s), shall have an option (the "Standstill Option") to purchase 50,000 of the Standstill Shares at a price of $0.25 per share. During the Special Period, Brant shall not sell or otherwise transfer or encumber 50,000 of the Standstill Shares except pursuant to the exercise of the Standstill Option.

     (b) The exercise of the Option and the Standstill Option on the terms set forth in paragraph (a) above is conditioned on EPC and/or its designee(s) exercising the Option for at least one million of the then remaining Option Shares during the Special Period.

     (c) The parties agree that as of the date of the letter (giving effect to EPC's June 2002 exercise of the Option) there are 1,641,966 remaining Option Shares and 753,066 Standstill Shares.

     (d) Concurrently with the execution hereof, the parties shall furnish the Escrow Agent the joint written instruction attached hereto as Exhibit A.

     (e) To take advantage of the reduced exercise price during the Special Period, the Option shall be exercised by delivery of the exercise price for at least one million of the remaining Option Shares to the Escrow Agent by EPC and/or its designee(s). EPC and any designee(s) may coordinate separate exercises and payments which, in the aggregate, cover at least 1 million of the then remaining Option Shares. Furthermore, if EPC and/or its designees exercise the remaining Option in its entirety during the Special Period, EPC and/or its designee(s) may exercise the Standstill Option for up to 50,000 Standstill Shares by the tender of the exercise price for such Standstill Shares by EPC and/or its designees against delivery of the certificate therefore (accompanied by duly executed stock power(s)) by Brant.

     (f) EPC and Brant agree that in the event of the exercise of the Option in accordance with the terms provided in this letter agreement, they shall promptly give all appropriate instructions to the Escrow Agent and EPC's transfer agent to implement such exercises in accordance with the terms of this letter agreement.

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                                                                     Page 8 of 9

     (g) The Standstill Shares not subject to the Standstill Option remain subject to the Option Agreement in all respects. If the Option and Standstill Option are not exercised within the Special Period as provided herein, the Option Shares and 50,000 Standstill Shares shall continue to remain subject to the Option Agreement in all respects.

     (h) Except as modified hereby, the Option Agreement shall remain in full force and effect. Except to the extent inconsistent with the terms of this letter agreement, the provisions of the Option Agreement shall apply to this letter agreement as if set forth herein.

     (i) Brant acknowledges that EPC makes no representations as to the prospects of EPC and/or its designee(s) exercising the Option and/or the Standstill Option during the Special Period.

     (j) EPC's designee(s) shall be third party beneficiaries of this letter agreement.

     If the foregoing correctly sets forth our understanding, please acknowledge by signing below, whereupon this letter shall become a binding agreement.

                                         Very truly yours,

                                         ENVIRONMENTAL POWER CORPORATION

                                         By:
                                            -----------------------------

Agreed and Acknowledged:

----------------------------------
Benjamin J. Brant

Dated:  July 11, 2002


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                                                                     Page 9 of 9

                                                                       EXHIBIT A

                                                          July 11, 2002

US Bank
Corporate Trust Services
100 Wall Street, 16th Floor
New York, NY  10005

Attn: Adam Berman

     Re:  Environmental Power Corporation ("EPC")/Brant;
          Escrow Account No. 77095040
          ----------------------------------------------

Dear Mr. Berman:

     The undersigned hereby give a Joint Written Direction under the Escrow Agreement among us dated May 3, 2002. Notwithstanding Schedule II to the Escrow Agreement, if during the period ending on September 9, 2002 (the "Special Period") EPC and/or its designee(s) (i) exercise the Option to purchase, in the aggregate, at least one million of the remaining shares of EPC Common Stock in escrow with you, the price for the exercise of such portion (equal to at least one million) of the remaining shares in escrow with you as to which EPC and/or its designee(s) have exercised the Option during the Special Period shall be reduced from $0.35 to $0.25 per share. For example, EPC and/or its designees could exercise the Option during the Special Period to purchase one million shares for $250,000 or 1,500,000 shares for $375,000.

     For exercise of less than one million of the remaining shares during the Special Period (i.e. a July monthly exercise for 20,260 shares) and for exercises after the Special Period, the $0.35 per share price shall apply.

     Thank you very much for your assistance.

                                       Very truly yours,

                                       ENVIRONMENTAL POWER CORPORATION

                                       By:
                                           ---------------------------------

                                           ---------------------------------
                                           Benjamin J. Brant